UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Foot Locker, Inc.

 (Exact name of registrant as specified in its charter)

New York	1-10299	13-3513936

(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation or organization)

330 West 34th Street, New York, New York		10001

(Address of principal executive offices)		(Zip Code)

Saadi Majzoub, Senior Vice President – Supply Chain

(212) 720-3700

(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

This Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2017 is filed as Exhibit 1.01 hereto and is publicly available at:

http://www.footlocker-inc.com/investors.cfm?page=investor-relations

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Foot Locker, Inc.

By:	/s/ Saadi Majzoub
Saadi Majzoub
Senior Vice President – Supply Chain

Date:	May 30, 2018